As filed with the Securities and Exchange Commission on February 9, 2004

Registration No. 333-112165

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CARDIMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	3842	94-3177883
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

47266 Benicia Street

Fremont, California 94538

(510) 354-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gabriel B. Vegh

Chief Executive Officer

CARDIMA, INC.

47266 Benicia Street

Fremont, California 94538

(510) 354-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Lamarre

PILLSBURY WINTHROP LLP

50 Fremont Street

San Francisco, California 94105

(415) 983-1000

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information for this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 9, 2004

4,982,617 Shares

CARDIMA, INC.

Common Stock

This prospectus is part of a registration statement of Cardima, Inc. (“Cardima,” “we,” “us” or “our”) filed with the Securities and Exchange Commission in connection with a private placements completed by Cardima on December 19, 2003. As part of the private placement, we agreed to register for resale the shares of common stock sold thereunder and common stock issuable pursuant to warrants held by certain holders. This prospectus will be used by the selling stockholders to sell up to 4,982,617 shares of our common stock. This means:

•	The selling stockholders may sell their shares of common stock from time to time.

•	For information on the methods of sale of the common stock, you should refer to the section entitled “Plan of Distribution” on page 27. Cardima will not receive any portion of the proceeds from the sale of this common stock.

•	You should read this prospectus and any prospectus supplement carefully and in its entirety before you invest in shares of our common stock.

Our common stock currently is listed on the Nasdaq SmallCap Market under the symbol “CRDM.” On February 6, 2004, the closing bid price for our common stock on the Nasdaq SmallCap Market was $1.05.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February     , 2004.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

The “Cardima” logo and “REVELATION,” “REVELATION Tx,” “REVELATION T-Flex,” “REVELATION Helix,” “NAVIPORT,” “VENAPORT,” “VUEPORT,” “INTELLITEMP” and “EP SELECT” are registered trade names of Cardima, Inc. “PATHFINDER,” “PATHFINDER mini,” “TRACER,” “Tx SELECT,” “NavAblator” and “TheraStream,” are trademarks of Cardima, Inc. This prospectus also may contain trademarks of other companies.

ABOUT CARDIMA

We are focused on the diagnosis and treatment of cardiac arrhythmias. Arrhythmias are abnormal electrical heart rhythms that cause fast heartbeats and potentially can be fatal. We design, develop, manufacture and market minimally-invasive, single-use microcatheter-based systems to diagnose and treat the two most common forms of arrhythmias: atrial fibrillation and ventricular tachycardia. While we produce and sell microcatheters for the diagnosis of ventricular tachycardia, our current efforts focus on the development of microcatheters to diagnose and treat atrial fibrillation.

The principal clinical goal in the treatment of atrial fibrillation is effective, less destructive ablation of arrhythmia-causing tissue with thin linear lesions. Ablation involves the destruction of arrhythmia-causing tissue through the application of various forms of energy. To achieve this goal, doctors must be able to treat areas of the heart that currently are inaccessible with existing catheter technology by using easy to perform techniques that minimize trauma to the patient.

All of our microcatheters are designed to offer the following perceived advantages over existing, competitive catheters:

•	Our microcatheters are approximately one-third to one-fourth the size of other existing catheters, which allow doctors to create thin, linear lesions.

•	Our microcatheters incorporate a variable stiffness technology, using a central core guidewire and an atraumatic, highly flexible tip, which allows them to conform to the surface of the heart’s atrial wall for diagnosing and treating atrial fibrillation.

•	Our microcatheters that diagnose and treat atrial fibrillation contain flexible, coiled electrodes arranged in a linear fashion. This design permits doctors to create long, thin linear lesions, or lines of block, using radio frequency energy mimicking the “maze” procedure, an open chest, open heart surgical procedure in which a surgeon creates an anatomical scar pattern on the heart tissue by making small cuts in the tissue.

•	Our microcatheters preserve a greater amount of atrial tissue during an ablation procedure by delivering less radio frequency energy and creating thinner lesions than competitive catheters.

•	Our ablation microcatheters are designed with temperature-sensing bands between each electrode to allow direct contact of the temperature bands with the atrial tissue. We believe this provides doctors with a more accurate temperature reading during ablation.

We have developed microcatheter products for use in both the Electrophysiology (EP) market, with our REVELATION family of microcatheters, and the surgical market, with our Surgical Ablation System. In the EP market, our therapeutic microcatheters for treating atrial fibrillation, including the REVELATION Tx, REVELATION Helix and the REVELATION T-Flex, are capable of precisely locating the arrhythmia-causing tissue (mapping) and ablating it. Using these dual functions in a single microcatheter, we believe doctors will need to access the arrhythmia-causing tissue only once in order to map it, verify its arrhythmia-causing nature and ablate it. We believe the dual functions of our microcatheter systems will decrease procedure times and improve treatment of atrial fibrillation. We have completed our REVELATION Tx microcatheter system Phase III clinical trial in the United States for the treatment of atrial fibrillation. On September 30, 2002, we submitted to the U.S. Food and Drug Administration, or FDA, our Pre-market approval application, or PMA, for the REVELATION® Tx microcatheter system. and were granted expedited review status. On May 29, 2003, we met with the FDA’s Circulatory System Devices Panel and the Panel recommended that the FDA not approve the PMA for the REVELATION Tx linear ablation microcatheter system. The Circulatory System Devices Panel commented favorably on the safety and need for this type of device. However, the Panel felt that efficacy data was not sufficiently clear and supportive for approval. The Panel provided the FDA and us with several suggestions on how to possibly reexamine the existing data or how to collect more data on existing patients. On

June 26, 2003, we received a letter from the FDA which reiterated the recommendation of the Panel and stated the FDA concurred with the Panel’s recommendation. We subsequently requested an informal meeting with the FDA to discuss our intended next steps toward pursuing approval of our PMA and we continue to communicate with the FDA through both written and verbal correspondence. As a result of those communications, we believe there is no need for the requested informal meeting. Our focus and priority has been, and remains, to obtain PMA approval. On January 20, 2004, we submitted to the FDA an amendment to the PMA for approval to market the REVELATION® Tx linear ablation catheter to treat paroxysmal atrial fibrillation, or AF, in the U.S. The timing and outcome of the FDA’s response to the amended PMA are uncertain.

In addition, all of our microcatheters for use in the EP market are disposable, single-use products that can be adapted to, and used with, virtually all existing signal display systems and most radio frequency generators currently used by doctors. Doctors can thereby use our products without making additional capital equipment expenditures. While we market our microcatheters for the mapping of ventricular tachycardia and atrial fibrillation worldwide, to date, we have received regulatory approvals to market our therapeutic microcatheters for the mapping and ablation of atrial fibrillation only in Europe and in Canada.

More recently, we developed products for the surgical market based on our proprietary technologies for treating atrial fibrillation. On January 29, 2003, we were notified that the FDA had granted us 510(k) clearance to commercialize the Cardima Surgical Ablation System for use in cardiac surgery, under 510(k) clearance. 510(k) clearance is received when a product has been found by the FDA to be substantially equivalent to other similar and legally marketed devices and receives clearance for commercial distribution. This system connects the Cardima Surgical Ablation Probe with deflectable multi-electrode linear array microcatheter technology to a commercially available electro-surgical radio frequency generator and the INTELLITEMP, a radio frequency, or RF, energy management device. Our product allows surgeons to direct RF energy through any combination of up to eight probe electrodes simultaneously, a feature which we expect may significantly reduce the time required to perform the ablation procedure. Since September 2003, the Surgical Ablation System has been utilized on a limited basis to treat atrial fibrillation as an adjunct procedure to valve replacement. While early results are promising, additional patient follow-up data will be required over a period of six months or more to judge the long-term effectiveness and safety of our system.

While we believe that our microcatheters and surgical ablation system offer advancements over standard catheters and procedures, they represent a novel approach to diagnosing and treating atrial fibrillation and ventricular tachycardia which requires additional training of users. Doctors may not adopt our microcatheters or surgical ablation system due to familiarity with existing technology. Acceptance of our products and procedures by doctors, patients and healthcare payors will be necessary in order for us to succeed.

We were incorporated in the State of Delaware in November 1992. Our principal executive offices are located at 47266 Benicia Street, Fremont, California 94538-7330 and our telephone number is 510-354-0300. As of December 31, 2003, we had 51 full-time employee equivalents. We carry out our operations in a 44,674 square foot facility containing clean room production, research and development, and administrative offices.

RISK FACTORS

You should carefully consider in their entirety the following risk factors and all other information in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that are not yet identified or that we currently think are immaterial also may have a materially adverse affect on our business. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer, the trading price of our common stock would likely decline and in some instances our ability to continue as a going concern could be adversely affected. In addition to historical information, this prospectus contains forward-looking statements. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

If we fail to raise additional capital when needed, our business will fail.

We have limited cash resources and will need to raise additional capital through public or private financings or other arrangements in order to complete our clinical trials, obtain necessary regulatory approvals, market our products and fund our other expenses. In addition, we may be required to expend greater-than-anticipated funds if unforeseen difficulties arise in the course of completing the development, approval and marketing of our products or in other aspects of our business. We cannot assure you that additional capital will be available to us when needed, if at all, or, if available, will be obtained on terms attractive to us. If we cannot obtain sufficient capital, we may be forced to delay, scale back or eliminate some or all of our product research and development programs, to limit the marketing of our products, or to license to third parties the rights to commercialize our products or technologies that we would otherwise develop and market ourselves. Furthermore, debt financing, if available, may involve restrictive covenants that could affect our ability to raise additional capital. Our failure to raise capital when needed could cause us to cease our operations.

We have financed our operations since inception primarily through the private placement of equity securities, proceeds from our initial public offering in June 1997, loan facilities and the sale of certain of our patents and other intellectual property. Although our management recognizes the need to raise funds in the near future, there can be no assurance that we will be successful in consummating any fundraising transaction, or if we do consummate such a transaction, that its the terms and conditions will not be unfavorable to us. Among other things, the agreements under which we issued some of our existing securities include, and any securities that we may issue in the future may also include, terms that could impede our ability to raise additional funding, such as terms requiring the consent of certain security holders before we issue additional securities. The issuance of additional securities will likely dilute the interests of existing common stockholders, and could impose additional restrictions on how we operate and finance our business

We have sold a limited number of our microcatheter products, and we will continue to incur substantial losses for the foreseeable future.

We have sold only a limited number of our microcatheter systems. In addition, we will continue to incur substantial losses into the foreseeable future because of research and product development, clinical trials, regulatory approval efforts and manufacturing, sales, marketing and other expenses as we seek to obtain necessary approvals and bring our microcatheters to market. Since our inception, we have experienced losses, and we expect to experience substantial net losses into the foreseeable future.

Our net losses were approximately $9.5 million for the nine months ended September 30, 2003 and approximately $12.6 million, $9.3 million and $7.8 for the years ended December 31, 2002, 2001 and 2000, respectively. As of September 30, 2003, our accumulated deficit was approximately $99,999,000. Our limited sales history makes it difficult to assess our future results. We cannot be certain that we will ever generate substantial revenue or achieve profitability. Our failure to generate substantial revenues would harm our business.

Our need to raise additional capital in the future could have a dilutive effect on your investment.

In order to complete the required regulatory approval process and commercialize our products, we will need to raise additional capital. One possibility for raising additional capital is the public or private sale of our common stock or securities convertible into or exercisable for our common stock.

On December 31, 2002 and January 22, 2003, we sold by means of a private placement an aggregate of 5,333,319 shares of our common stock a price per share of $0.74955 for an aggregate purchase price of $4.0 million. In addition, we issued to the investors warrants to purchase 2,400,000 shares of our common stock at an exercise price of $0.8245 per share. The warrants became exercisable beginning on March 1, 2003 and March 23, 2003. The warrants allow for a “cashless exercise” whereby the exercising party may use shares issuable upon exercise of the warrant in payment of the exercise price. We may not redeem the warrants and the warrants are subject to a mandatory exchange or termination in the case of certain reorganizations, mergers, or divestitures. We paid to the party, who acted as finder in connection with this private placement a fee of $25,000 in cash plus 66,667 shares of our common stock upon execution of a letter agreement. Upon the closing of the transactions, we also paid to the finder a total of $300,000 in cash and issued to the finder warrants to purchase 533,331 shares of our common stock at an exercise price of $0.8245. The warrants issued to the finder are not redeemable and allow for “cashless exercise” whereby the finder may use shares issuable upon exercise of the warrant in payment of the exercise price.

On March 28, 2003, we sold by means of a private placement an aggregate of 2,941,175 shares of our common stock at a price of $0.85 per share for gross proceeds of $2,500,000. In addition, we issued to the investors warrants to purchase 1,176,470 shares of our common stock at an exercise price of $1.25 per share. The warrants became exercisable beginning on September 28, 2003, subject to reduction on a share-for-share basis to the extent that an investor sold our common stock during the six (6) month period between the closing and September 28, 2003. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.70 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days. We paid to the party that acted as agent in connection with this private placement upon the closing of the transaction, a total of $175,000 in cash and issued to the agent warrants to purchase 294,117 shares of our common stock at an exercise price of $0.935.

On April 11, 2003, we sold by means of a private placement an additional 4,395,587 shares of our common stock at a price of $0.85 per share for gross proceeds of approximately $3,700,000. In addition, we issued to the investors warrants to purchase 1,758,234 shares of our common stock at an exercise price of $1.25 per share. The warrants became exercisable beginning on October 11, 2003, subject to reduction on a share-for-share basis to the extent that an investor sold our common stock during the six (6) month period between the closing and October 11, 2003. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.70 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days. We paid to the parties that acted as agents in connection with this private placement upon the closing of the transaction, a total of $270,000 in cash and issued to the agents warrants to purchase 448,557 shares of our common stock at an exercise price of $0.935.

On August 13, August 14 and August 18, 2003, we sold by means of a private placement an aggregate of approximately 10,282,800 shares of our common stock at a price of $0.5296 per share, 2,421,980 shares of Common Stock at a price of $0.5664 per share and 977,176 shares of common stock at a price of $0.6064 per share for net proceeds of approximately $6.8 million. In addition, we issued to the investors warrants to purchase 3,084,840 shares of our common stock at an exercise price of $0.7282 per share, warrants to purchase up to 726,590 shares at an exercise price of $0.7788 per share and warrants to purchase up to 293,152 shares of our common stock at an exercise price of $0.8338 per share. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.0592, $1.1328 or $1.2128, respectively, (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days, so long as our stock remains listed on specified securities exchanges or trading markets and a registration statement covering the resale of the warrant shares is effective, among other conditions. Redemptions initiated during the first six months after the closing are subject to deferral and certain other conditions. In October 2003, we called the warrants dated August 13, 2003 with exercise prices of $1.0592 for redemption on March 15, 2004, but this redemption is subject to conditions including that our common stock’s average closing price for the 15 consecutive trading days ending on February 13, 2004 must equal at least $1.0592 per share. In November 2003, we called the warrants dated August 14, 2003 with exercise prices of $1.1328 for redemption on March 15, 2004, but this redemption is subject to conditions including that our common stock’s average closing price for the 15 consecutive trading days ending on February 14, 2004 must equal at least $1.1328 per share. Accordingly, we cannot predict whether the redemption of these warrants will occur. We paid approximately $520,000 in cash to parties that acted as our agents in connection with this private placement, and issued to the agents warrants to purchase 321,057 shares of our common stock at an exercise price of $0.8375 and warrants to purchase up to 440,812 shares of our common stock at an exercise prices that range from $0.90 per share to $1.1025 per share. The closing of this transaction will cause additional shares of common stock to be issuable under the antidilution provisions of certain of our previously issued securities.

On December 19, 2003, we sold by means of a private placement an additional 3,583,327 shares of our common stock at a price of $0.87 per share for gross proceeds of approximately $3,117,000. In addition, we issued to the investors warrants to purchase 1,074,993 shares of our common stock at an exercise price of $0.957 per share. The warrants will be exercisable beginning on June 19, 2004 and will be reduced on a share-for-share basis to the extent that an investor sells our common stock or other securities during the six (6) month period between the closing and June 19, 2004. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.74 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days. We paid to the parties that acted as our agents in connection with this private placement a total of $218,225 in cash and issued to the agents warrants to purchase 303,608 shares of our common stock at an exercise price of $0.957 per share and warrants to purchase 20,689 shares of our common stock at an exercise price of $1.2375 per share.

If we sell additional shares of our common stock, such sales will further dilute the percentage of our equity that you own. In addition, our recent private placement financings have involved the issuance of securities at a price per share that represented a discount to the closing price of our common stock and it is possible that we will close future private placements involving the issuance of securities at a discount to the closing price of our common stock Depending upon the price per share of securities that we sell in the future, your interest in us could be further diluted by any adjustments to the number of shares and the applicable exercise price required pursuant to the terms of the agreements under which we previously issued securities. No assurance can be given that previous or future investors, finders or placement agents will not claim that they are entitled to additional antidilution adjustments or dispute the Company’s calculation of any such adjustments. Any such claim or dispute could require us to incur material costs and expenses regardless of the resolution and, if resolved unfavorably to us, to effect dilutive securities issuances or adjustments to previously issued securities. In addition, certain of our prior securities issuances have included, and future financings may also include, provisions requiring us to make additional payments to the investors if we fail to obtain or maintain the effectiveness of SEC registration statements by specified dates or take other specified action. Our ability to meet these requirements may depend on actions by regulators and other third parties, over which we will have no control. These provisions may require us to make payments or issue additional dilutive securities, or could lead to costly and disruptive disputes.

The audit report accompanying our 2002 financial statements indicates there is substantial doubt as to our ability to continue as a going concern.

As a result of our losses to date, working capital deficiency and accumulated deficit, the audit report on our 2002 financial statements contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern. Our continuation as a going concern will depend upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. Concern about our ability to continue as a going concern may make it more difficult for us to obtain additional funding to meet our obligations or adversely affect the terms of any additional funding we are able to obtain. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products. There can be no assurance that we can or will operate profitably in the future, or that we will continue as a going concern.

We have entered into engagement letters in connection with our actual and proposed private placements that have in the past and may in future lead to disputes and also may lead to additional payments of cash or issuances of securities in connection with past or future sales of our securities.

In connection with our private placement of units of common stock and warrants in 2001, we entered into a letter agreement in April 2001, or the 2001 Letter Agreement, with a financial advisor. This financial advisor, or the 2001 Advisor, assisted us with our 2001 private placement of units and received a commission in connection with the 2001 offering.

On July 15, 2002, we retained a different financial advisor, or the July 2002 Advisor, in connection with a proposed offer and sale of shares of our common stock and warrants to purchase shares of our common stock. The letter agreement with the July 2002 Advisor, or the July 2002 Letter Agreement, provides for the payment of fees to the July 2002 Advisor equal to 7% of the gross proceeds of the offering. In addition to the cash fee, the July 2002 Advisor has the right to receive warrants to purchase that number of shares of our common stock equal to 10% of the number of shares sold in the offering. The July 2002 Advisor will also receive cash proceeds equal to 7% of the aggregate exercise price of any warrants issued to the investors in the offering and subsequently exercised.

Shortly before the August 5, 2002 closing of our August 2002 private placement which was arranged by the July 2002 Advisor, the 2001 Advisor communicated to us that it believes that it is entitled under the 2001 Letter Agreement to fees and warrants in connection with the August 2002 private placement. We strongly disagree with the 2001 Advisor’s interpretation of the 2001 Letter Agreement. Even if the 2001 Advisor’s interpretation is determined to be correct, we believe that the 2001 Advisor waived any rights to compensation it might have in connection with the August 2002 private placement. We sent to the 2001 Advisor on August 21, 2002 a termination letter relating to the 2001 Letter Agreement. Pursuant to the terms of the 2001 Letter Agreement, our obligations to pay the 2001 Advisor a commission or to issue to it warrants in connection with sales of our securities terminated thirty (30) days from the date of this termination letter, or September 20, 2002. On August 29, 2002, the 2001 Advisor sent to us an invoice for cash commissions and warrants that the 2001 Advisor claims are owed to it pursuant to the 2001 Letter Agreement as a result of the closing of the August 2002 private placement. On September 10, 2002, we sent a letter to the 2001 Advisor to express our position that no fees or warrants are due to the 2001 Advisor in connection with the closings of the August 2002 private placement. On September 26, 2002 we received a letter from legal counsel to the 2001 Advisor reasserting the 2001 Advisor’s claim that it must receive payment of commissions and warrants in connection with the August 2002 private placement.

In the event the 2001 Advisor prevails on any claims in connection with the August 2002 private placement, we would be required to pay to the 2001 Advisor $381,570, or 7.5% of the gross proceeds that we received from the sale of shares of common stock, and issue to the 2001 Advisor warrants to purchase up to 698,287 shares of common stock, or 10% of the number of shares of common stock sold in the August 2002 private placement. In the event of the warrants issued to the investors in the August 2002 private placement are exercised, we would be required to pay to the 2001 Advisor an additional cash amount equal to $133,549 or 7% of the aggregate exercise price of those warrants. Any payments to the 2001 Advisor or warrants issued to the 2001 Advisor would be in addition to placement fees and warrants paid to the July 2002 Advisor in connection with the terms of the July 2002 Letter Agreement.

On November 13, 2002, we retained a party to act as our financial advisor and finder in connection with a proposed offer and sale of shares of our common stock and warrants to purchase shares of our common stock.

The letter agreement with this advisor, or the November 2002 Advisor, provides for, among other things, the payment of fees to the November 2002 Advisor equal to 7.5% of the gross proceeds of the offering, including any proceeds from the exercise of the warrants. In addition to the cash fee, the November 2002 Advisor has the right to receive warrants to purchase a number of shares equal to 10% of the number of securities sold in such offering. The letter agreement also provided for the payment of a cash fee of $25,000 upon execution of the agreement, and a break-up fee of $100,000 (net of the fee paid upon execution) for financings or transactions undertaken by us without the November 2002 Advisor’s assistance. The December 2002 and January 2003 closings of our private placement were undertaken without the November 2002 Advisor’s assistance, and in April 2003 we paid to the November 2002 Advisor a net break-up fee of $75,000. On April 17, 2003, we terminated this letter agreement, effective May 18, 2003. In a letter dated September 19, 2003, this former advisor claimed that under its November 13, 2002 agreement with us, we are obligated to pay such advisor cash fees of $157,500 and warrants to purchase “Units” of the Company’s securities (compromising 396,514 shares of Common Stock and warrants to purchase 118,954 shares of Common Stock at an exercise price per share of $0.7282) at an exercise price per Unit of $0.58256, in connection with four enumerated purchasers’ investments in our August 2003 private placement. The letter also stated that the November 2002 Advisor believed that the Company would have additional obligations to the advisor in the event that it was determined that other investors in the August 2003 private placement were investors as to which the November 2002 Advisor is entitled to compensation under its November 13, 2002 agreement with us. In a letter dated January 29, 2004, the November 2002 Advisor advised us that it was no longer claiming compensation with respect to one of the four purchasers, reduced its claim to cash fees of $82,500 and warrants to purchase “Units” comprising 207,698 shares of Common Stock and warrants to purchase 62,309 shares of Common Stock, submitted information alleged to support a portion of its claim, and stated its belief that we are obligated to register the claimed securities for resale. Management intends to dispute this claim. We cannot predict whether additional claims will be made, or the resolution of this or future claims, by this former advisor.

On December 9, 2002, we retained another party as our financial advisor and finder in connection with a proposed offer and sale of shares of our common stock and warrants to purchase shares of our common stock. The letter agreement with this advisor, or the December 2002 Advisor, provides for, among other things, the payment of fees to the December 2002 Advisor equal to 8% of the gross proceeds of the offering, including any proceeds from the exercise of the warrants. In addition to the cash fee, the December 2002 Advisor has the right to receive warrants to purchase a number of shares equal to 7.5% of the number of securities issued in such offering.

On December 28, 2002, we retained another party as our financial advisor and finder in connection with a offer and sale of shares of Company common stock and warrants to purchase shares of our common stock that closed on December 31, 2002 and January 22, 2003. The December 2002 Finder received a cash finder’s fee of $300,000 and warrants to purchase 533,331 shares of our common stock at a price per share of $0.8245 in connection with the December 31, 2002 and January 23, 2003 closings of our private placements. On January 13, 2003, we entered into a new letter agreement with the December 2002 Finder, or the January 2003 Finder, to act as our financial advisor and finder in connection with the offer and sale of shares of Company common stock and warrants to purchaser shares of our common stock that closed on March 28, 2003 and April 11, 2003. The January 2003 Finder received 24,746 shares of our common stock upon execution of the letter agreement. The letter agreement with this finder also provides for the payment of fees to the January 2003 Finder equal to 7.5% of the gross proceeds of the March 28, 2003 and April 11, 2003 closings of the private placement received from investors introduced to us by the January 2003 Finder, including any proceeds from the exercise of the Warrants. In addition to the cash fee, the January 2003 Finder received warrants to purchase a number of shares equal to 10% of the number of shares sold in the March 28, 2003 and April 11, 2003 closings of the private placement to investors introduced to us by the January 2003 Finder.

On March 11, 2003, we retained another party as our financial advisor in connection with a proposed debt or equity financing. The letter agreement with this advisor, or the March 2003 Advisor, provided for, among other things, the payment of fees to the advisor equal to 6% of the gross proceeds of the offering. In addition to the cash fee, the advisor had the right to receive warrants to purchase a number of shares equal to 6% of the number of securities issued in such offering at 110% of the market price. On April 29, 2003, we terminated this letter agreement, effective May 6, 2003. The March 2003 Advisor has acknowledged and agreed to the terms of that termination, including that no fees are owed by us under this letter agreement.

Despite the termination letter that we delivered to the 2001 Advisor on August 21, 2002 terminating our obligations to pay the 2001 Advisor a commission or to issue them warrants in connection with sales of our securities after September 20, 2002, we received on January 7, 2003, a letter from the 2001 Advisor asserting that it also is owed (i) approximately $245,000 plus (ii) five year warrants to purchase approximately 436,000 shares of the our common stock at an exercise price of $0.8245 per share, in each case arising in connection with a private placement of securities consummated by us in December 2002. In addition, on February 2, 2003 we received another letter from the 2001 Advisor asserting that it is also owed (i) approximately $54,717 plus (ii) five year warrants to purchase approximately 97,332 shares of our common stock at an exercise price of $0.8245 per share, in each case in connection with the January 22, 2003 closing of our private placement. Any payments to the 2001 Advisor or warrants issued to the 2001 Advisor would be in addition to placement fees and warrants paid to the December 2002 Finder pursuant to the terms of our letter agreement with the December 2002 Finder. We have not yet received a letter from the 2001 Advisor claiming additional fees or warrants in connection with the March 2003, April 2003, August 2003 and December 2003 closings of our recent financings, but there can be no guarantee that such a claim will not be made in connection with any prior or future financing.

In connection with the March 28, 2003 and April 11, 2003 closings of our private placement, in addition to the cash fee and warrants to purchase common stock issued to the January 2003 Finder, (i) the July 2002 Advisor received an aggregate cash finder’s fee of $351,400 and warrants to purchase 590,588 shares of our common stock at a price per share of $0.935, (ii) the November 2002 Advisor received an aggregate cash finder’s fee of $15,937.50 and warrants to purchase 25,000 shares of our common stock at a price per share of $0.935 and (iii) the December 2002 Advisor received an aggregate cash finder’s fee of $40,000 and warrants to purchase 44,117 shares of our common stock at a price per share of $0.935, in each case, for placement of securities with parties introduced through the respective advisor.

On July 15, 2003, we retained another party as our financial advisor in connection with a proposed debt or equity financing. The letter agreement with this advisor, or the July 15, 2003 Advisor, provides for, among other things, the payment of fees to the advisor equal to 7% of the purchase price of shares sold to purchasers introduced to us by the July 15, 2003 Advisor. In addition to the cash fee, the advisor has the right to receive warrants to purchase 93,750 shares of our common stock per $1 million raised by this advisor (up to a maximum of 750,000 shares) at a price per share of $0.8375.

On July 18, 2003, we retained another party as our financial advisor in connection with a proposed debt or equity financing. The letter agreement with this advisor, or the July 18, 2003 Agent, provides for, among other things, the payment of fees to the agent equal to 7% of the gross subscription proceeds of any equity offering by us from purchasers procured by the agent. In addition to the cash fee, the agent has the right to receive warrants to purchase six percent (6%) for every dollar raised by the July 18, 2003 Agent in connection with the placement at an exercise price equal to 125% of the closing bid price of our common stock on the date of the closing.

Pursuant to an oral agreement entered into in August 2003, we retained another party as our financial advisor in connection with a proposed debt or equity financing. Our oral agreement with this advisor, or the August 2003 Advisor, provides for cash fees and warrants to be issued to this advisor with respect to investors introduced by this advisor, at the same rates as described above with respect to the July 15, 2003 Advisor.

In connection with the August 2003 private placement, we paid to the July 15, 2003 Advisor, the July 18, 2003 Agent and the August 2003 Advisor aggregate cash fees of approximately $520,000. In addition, the advisors received warrants to purchase an aggregate of 705,620 shares of our common stock at exercise prices ranging from $0.8375 to $1.1025 per share. In August 2003, one of the foregoing advisors notified us of such advisor’s belief that it was entitled to an additional fee of approximately $35,000 and additional warrants to purchase approximately 47,000 shares of Common Stock in connection with the August 2003 private placement. We responded that, based on the information in our possession, we believe that such advisor is not entitled to such fees and warrants. To date, we have received no further information from such advisor in support of its claim.

On November 18, 2003, we entered into another letter agreement with the July 15, 2003 Advisor, which provides for, among other things, the payment of cash fees to the July 15, 2003 Advisor equal to seven percent (7%) of our gross proceeds of sales of stock to purchasers whose purchases are procured by the July 15, 2003 Advisor or its designated dealers before the expiration of the agreement. In addition to the cash fee, the July 15, 2003 Advisor has a right to four-year warrants to purchase shares of common stock equal in number to 9.375% of the common stock sold to investors procured by this advisor at an exercise price per share equal to one hundred ten percent (110%) of the per share price paid at the closing. In connection with the closing of our December 2003 private placement, we paid this advisor and its designated dealers, and the July 18, 2003 Advisor, cash fees equal to $218,225 and issued warrants to purchase 324,297 shares of our common stock at exercise prices that range from $0.957 to $1.2375 per share.

Due to the existence of these various letter agreements, there is a possibility that we may be obligated to pay fees, cash commissions, and issue warrants to one or more financial advisors in connection with closings of any of our private placements. In addition, we may in the future enter into further agreements with financial advisors, finders or placement agents, similar to those discussed above, in connection with private placements or public offerings of our securities. We might agree to pay to these parties a commission on any sales of securities to investors introduced to us by such parties or a commission based upon the exercise price of any warrants or other securities exercised by investors introduced to us by such parties, and that such commissions will be in addition to commissions payable to other financial advisors, finders and placement agents working on our behalf. In addition, we may agree to issue to these additional financial advisors, finders and placement agents securities such as warrants to purchase shares of our common stock, which could dilute your investment in us. We also may be obligated to pay termination or break-up fees to our current or future financial advisors, finders and placement agents in connection with our financings. These commissions paid or warrants or other securities issued may be in addition to the commissions payable or securities issuable to other financial advisors, finders or placement agents in respect of the same transaction, and could be substantial. Disputes have arisen from time to time concerning our financial advisors’ entitlement to cash and equity compensation associated with our past financings, and additional disputes may arise in the future.

We have limited sales and limited experience in the sale, marketing and distribution of our products. Our failure to establish an effective direct or indirect sales and marketing force will cause our revenues to decline.

We have only limited experience marketing and selling our products in commercial quantities. Currently, we are solely responsible for marketing and distributing our products in the United States. We had previously signed an exclusive three-year distribution agreement with St. Jude Medical Corporation in 2000, but St. Jude did not meet the first year minimum annual sales quota under the distribution agreement and, in June 2001, we mutually agreed with St. Jude to terminate the agreement. If we receive FDA approval of our PMA for REVELATION Tx, we may not have an adequate marketing and sales force to adequately sell our product. Expanding our marketing and sales capability to support sales in commercial quantities adequately will require substantial effort and require significant management and financial resources. Our failure to establish an effective sales and marketing force will prevent us from being able to generate significant revenues from the sale of our products.

We also have terminated several distribution arrangements in Europe because of the distributors’ failure to meet minimum sales levels under those agreements. Our ability to operate a remote sales force effectively will require additional resources, time and expense, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that we will be able to build a European distribution or direct business, that it will be cost-effective or that its efforts will be successful. Failure to establish an adequate business in Europe would harm our business.

Currently, sales and marketing of our PATHFINDER, PATHFINDER mini, REVELATION and TRACER microcatheter systems are conducted through a number of exclusive distributors in certain European countries and Japan and a direct salesperson in Europe. We have sold only a limited number of PATHFINDER, PATHFINDER mini, REVELATION and TRACER microcatheter systems through these distributors. We have approval to sell the REVELATION, REVELATION Tx, REVELATION T-Flex, REVELATION Helix and REVELATION Helix ST in the European Union, Hong Kong and Canada. We cannot be certain that these distributors will be able to effectively market and sell our products in these or other markets. In addition, we cannot assure you that we will be able to enter into additional agreements with desired distributors on a timely basis or at all, or that these distributors will devote adequate resources to selling our products. Our failure to establish and maintain appropriate distribution relationships would harm our business.

We rely on multiple third parties to conduct and collect data for the clinical trials of our products. If we are unable to access this data or the FDA refuses to accept the data in a filing, the commercialization of our products will be delayed and our business will be harmed.

We often rely on multiple third parties, such as hospitals and universities, to conduct and collect data for our clinical trials. We depend on these third parties to provide access to data and cooperate with us in completing regulatory filings for the approval or clearance of our products. In order for the FDA and other regulatory agencies to accept and rely on the data of a filing, the data collection, analysis and summarization must meet certain standards. We cannot be certain that the clinical data collected by the third parties meet the standards of the FDA or other regulatory agencies. If we are unable to rely on the clinical data collected by third parties, or if these third parties do not perform their contractual obligations, the FDA or other regulatory agencies may require us to gather additional clinical data. This could significantly delay commercialization of our products, require us to spend additional capital on our clinical trials and harm our business.

We cannot assure the safety or effectiveness of our products.

To obtain and maintain required regulatory approvals and secure the confidence of physicians and others whose acceptance is needed for our products, we will need to demonstrate that our products are safe and effective. We cannot assure you that our products will be deemed safe and effective. Many of our products, such as our surgical ablation system which has begun to be used by cardiac surgeons only recently, have not been used to a sufficient extent to permit us to predict their safety and effectiveness. In addition, our products include components and materials supplied by third parties, whose safety and reliability we cannot guarantee. We have occasionally experienced quality issues with some elements of our products, and we may face additional issues in the future. The perceived safety and effectiveness of our products can also depend on their manner of use by physicians and other third parties, which we cannot control. If safety and effectiveness issues arise with any of our products in the future, we may incur liabilities to third parties, lose any regulatory approvals for the applicable product, or be required to redesign the product. These issues will reduce our sales and increase our expenses, possibly substantially.

Our microcatheter products and their related procedures are novel to the market and will require the special training of physicians. If the market does not accept our products and procedures, our revenues will decline.

Our microcatheter systems represent a novel approach to diagnosing and treating atrial fibrillation and ventricular tachycardia. Acceptance of our products and procedures by physicians, patients and health care payors will be necessary in order for us to be successful. If the market does not accept our products and the procedures involved in their use, our business would be harmed and our revenues would decline.

Our microcatheter products must be safe, effective and cost efficient in order for them to effectively compete against more established treatments. If we cannot compete with these treatments, our revenues will decline.

The market for catheters to diagnose or treat atrial fibrillation and ventricular tachycardia is highly competitive. Our microcatheter systems for the mapping and ablation of atrial fibrillation and ventricular tachycardia are new technologies. Safety, cost efficiency and effectiveness are the primary competitive factors in this market. Other competitive factors include the length of time required for products to be developed and receive regulatory approval and, in some cases, reimbursement approval. Existing treatments with which we must compete include:

•	conventional catheters using the “drag and burn” or “dot to dot” technique;

•	anti-arrhythmic and anti-coagulant drugs;

•	external electrical shock to restore normal heart rhythms and defibrillation;

•	implantable defibrillators;

•	purposeful destruction of the atrial-ventricular node followed by implantation of a pacemaker; and

•	open-heart surgery known as the “maze” procedure.

Physicians will not recommend the use of our microcatheter systems unless they can conclude that our systems provide a safe, effective and cost-efficient alternative to current technologies for the mapping and ablation of atrial fibrillation or ventricular tachycardia. If our clinical data and other studies do not show that our products are safe and effective, the FDA and other regulators will not approve our products for sale. If our products are not approved, we will not be able to enter the market and we will not be able to generate revenues from their sale.

None of our ablation products for electrophysiology have received regulatory approval in the United States. Continued failure to receive these approvals will harm our business.

To date, none of our products in development for the ablation of atrial fibrillation or ventricular tachycardia has received regulatory approval in the United States. If we cannot gain U.S. regulatory approval, our business will be materially harmed. Even if our ablation products are successfully developed and we obtain the required regulatory approvals, we cannot be certain that our ablation products and their associated procedures will ultimately gain market acceptance. Because our sole product focus is to design and market microcatheter systems to map and ablate atrial fibrillation and ventricular tachycardia, our failure to obtain regulatory approval for and successfully commercialize these systems would materially harm our business.

We must obtain governmental approvals or clearances before we can sell our products.

Our products are considered to be medical devices and are subject to regulation in the United States and internationally. These regulations are wide ranging and govern, among other things:

•	product design and development;

•	product testing;

•	product labeling;

•	product storage;

•	premarket clearance and approval;

•	advertising and promotion; and

•	product sales and distribution.

Before we can market any of our products in the United States or Europe, we must demonstrate that our products are safe and effective and obtain approval or clearance from the applicable governmental authorities. In the United States, we must obtain from the FDA 510(k) pre-market notification clearance or a PMA in order to market a product. We have received 510(k) pre-market notification clearances for our PATHFINDER, PATHFINDER mini and TRACER microcatheter systems for mapping ventricular tachycardia, for the

REVELATION microcatheter system for mapping atrial fibrillation and for the CARDIMA Ablation System to ablate Cardiac tissue during cardiac surgery using radio-frequency energy. Currently, the process for 510(k) clearance requires approximately 120 days and PMA approval is six to twelve months. However, the timing of such processes can be uncertain and may involve significantly more time. We cannot guarantee either the timing or receipt of regulatory approval or clearance for any of our products in development. These products may require a PMA, and the FDA may request extensive clinical data to support either 510(k) clearance or a PMA.

We are required to seek a PMA for our ablation products, including the REVELATION Tx microcatheter. The process of obtaining a PMA is much more expensive, lengthy and uncertain than the 510(k) pre-market notification clearance process. In order to complete our PMA application, we will be required to complete clinical trials to demonstrate the safety and effectiveness of these products. In December 1997, the FDA approved a 10-patient atrial fibrillation feasibility study for mapping and ablation with the REVELATION Tx. In June 2000, we received conditional approval from the FDA and full approval in August 2000 for our Phase III clinical trial. In March 2001, the FDA allowed us to file a modular PMA for our REVELATION Tx in Phase III clinical trial. Under the modular PMA submission, we filed four of five modules in 2001. The fifth module is the clinical data and formal PMA application. Three of the first four modules have been accepted and closed by the FDA and the remaining module has been left open for reference during the review of the clinical data in the fifth and final module. On September 20, 2002, we submitted our PMA application to the FDA with the fifth module containing data on more than 80 patients treated with our REVELATION Tx microcatheter system. Subsequently, on November 5, 2002, we announced that the FDA had accepted our filing and granted our request for expedited review. On March 6, 2003, we were notified by the FDA that we would meet with the Circulatory Systems Device panel on May 29, 2003. On May 29, 2003, the Circulatory System Devices Panel unanimously recommended that the FDA not approve our PMA for the REVELATION Tx linear ablation microcatheter system. The Circulatory System Devices Panel commented favorably on the safety and need for this type of device. However, the Panel felt that efficacy data was not sufficiently clear and supportive for the approval. The Panel provided the FDA and the Company with several suggestions on how to possibly reexamine the existing data or how to collect more data on existing patients. On June 26, 2003, we received a letter from the FDA, which reiterated the recommendation of the Panel and stated the FDA concurred with the recommendation of the Panel. On January 20, 2004, we submitted an amended PMA that provides new analysis, including data from an expanded patient base, to the FDA. The timing and outcome of the FDA’s consideration of any submission are currently uncertain.

We are restricted from selling the product until the entire PMA process is complete and approved by the FDA. No assurance can be given that we will ever be able to obtain a PMA for any of our ablation products. Our failure to obtain a PMA on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

We filed an investigational device exemption, or IDE, application for a feasibility trial with the THERASTREAM microcatheter system in December 1998 and received permission to expand that trial in July 2000. We have postponed the THERASTREAM clinical trial while we focus our resources on completing our atrial fibrillation Phase III clinical trial. There can be no assurance that any additional clinical studies that we may propose will be permitted by the FDA, will be completed or, if completed, will provide data and information that supports a PMA. Furthermore, we cannot assure you that our Phase III clinical trial for ablation of atrial fibrillation will provide us with data and information that supports a PMA.

Regulatory agencies may limit the indications for which they approve or clear any of our products. Further, the FDA or regulatory agencies in other countries may restrict or withdraw approval or clearance of a product if additional information becomes available to support such action. Delays in the approval or clearance process, limitation of our labeling claims or denial of our applications or notifications would cause our business to be materially and adversely affected.

Pre-clinical and clinical trials are inherently unpredictable. If we do not successfully conduct these trials, we may be unable to market our products and our revenues may decline.

Through pre-clinical studies and clinical trials, we must demonstrate that our products are safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow us to predict results in later-stage testing. No assurance can be given that our future clinical trials will demonstrate the safety and effectiveness of any of our products or will result in regulatory approval to market our products. As a result, if we are unable to commence and complete our clinical trials as planned, or demonstrate the safety and effectiveness of our products, our business will be harmed. In addition, no assurance can be given that we can begin any future clinical trials or successfully complete these trials once started. We may never meet our development schedule for any of our products in development. Even if a product is successfully developed and clinically tested, we cannot be certain that it will be approved by the FDA or other regulatory agency on a timely basis or at all. If the FDA does not approve our products for commercial sales, our business will be harmed.

As described above, we have devoted considerable resources to developing, testing and seeking regulatory approval for our REVELATION Tx microcatheter systems designed for ablation of atrial fibrillation. On May 29, 2003, the FDA’s Circulatory System Devices Panel recommended that the FDA not approve our premarket approval application, or PMA, for the REVELATION Tx linear ablation microcatheter system. On June 26, 2003, we received a letter from the FDA, which reiterated the recommendation of the Panel and stated the FDA concurred with the recommendation of the Panel. On January 20, 2004, we submitted an amended PMA to the FDA, but the timing and outcome of any response from the FDA are currently uncertain. We must receive PMA approval before marketing our products for ablation in the United States.

Additionally, in August 2001, we began a clinical trial in Germany involving our REVELATION Helix microcatheter in the treatment of atrial fibrillation originating from the pulmonary veins. Enrollment in this study was completed in June 2002. By December 2002, all enrolled study subjects had completed the six-month follow-up. Data from the six-month follow-up on these subjects will be analyzed and prepared for publication targeted for the fourth quarter of 2004. In December, 2001, the REVELATION Helix received the CE mark allowing sales in the European Economic Area. We also received in December 1999 approval for an IDE to begin clinical testing of our THERASTREAM microcatheter system for ablation of ventricular tachycardia and during calendar year 2000 approval to expand that trial; however, we have postponed the clinical feasibility trial for the THERASTREAM microcatheter system for ablation of ventricular tachycardia to focus on completing our REVELATION Tx clinical trial for atrial fibrillation. We have no estimate as to when, or if, we will resume the clinical trial for our THERASTREAM microcatheter system. If we resume the clinical trial for our THERASTREAM microcatheter system, the completion of this clinical trial could take several years.

Clinical trial of our microcatheter systems will require substantial financial and management resources. In addition, the clinical trials may identify significant technical or other obstacles that we will need to overcome before obtaining the necessary regulatory approvals or market acceptance. Our failure to complete our clinical trials, demonstrate product safety and clinical effectiveness, or obtain regulatory approval for the use of our microcatheter system for the ablation of atrial fibrillation would have a material adverse effect on our business, financial condition and results of operations.

Delays in enrolling patients in our clinical trials could increase our expenses and harm our business.

The rate at which we may complete our pre-clinical and clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the procedure, the proximity of patients’ residences to clinical sites, the eligibility criteria for the study and impact of other clinical studies competing for the same patient population and/or the same physicians’ time and research efforts. Delays in planned patient enrollment may result in increased costs and delays, which could cause our business results to suffer.

If we do not comply with applicable domestic laws and regulations after obtaining approvals or clearances, our business results may suffer.

After initial regulatory approval or clearance of our products, we will continue to be subject to extensive domestic regulatory requirements. Our failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, and other regulatory agencies, including, but not limited to:

•	fines;

•	injunctions;

•	recall or seizure of products;

•	withdrawal of marketing approvals or clearances;

•	refusal by the FDA to grant clearances or approvals; and

•	civil and criminal penalties.

We also are required to demonstrate and maintain compliance with the FDA’s Quality System Regulations for all of our products. The FDA enforces the Quality System Regulations through periodic inspections, including a pre-approval inspection for PMA products. The Quality System Regulations relates to product testing and quality assurance, as well as the maintenance of records and documentation. If we do not, or any third-party manufacturer of our products does not, comply with the Quality System Regulations and cannot be brought into compliance, we will be required to find alternative manufacturers. Identifying and qualifying alternative manufacturers would likely be a long and difficult process. We also are required to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our medical devices, as well as product malfunctions that could contribute to death or serious injury. Foreign regulatory agencies may also impose burdensome and costly requirements on us. If we fail to comply with these applicable regulations, we may incur substantial business disruption, expenses, penalties, fines and other liabilities and our business results, and financial conditions will suffer.

If we do not comply with foreign regulatory requirements to market our products outside the United States, our business will be harmed.

Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. The time required for approval varies from country to country and may be longer or shorter than the time required in the United States. In order to market any of our products in the member countries of the European Union, we are required to obtain CE Mark certification. CE Mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Device Directives. We have received CE Mark certification to sell our PATHFINDER, PATHFINDER mini, REVELATION, REVELATION Tx, REVELATION Helix, and TRACER microcatheters and VENAPORT, VUEPORT and NAVIPORT guiding catheters for mapping in the European Union.

We received approval to sell our PATHFINDER, PATHFINDER Mini, REVELATION, and TRACER in Japan and Australia, and to sell our PATHFINDER, TRACER, VENAPORT, VUEPORT and NAVIPORT in Canada. We also received CE Mark certification to sell our REVELATION, REVELATION Tx, REVELATION T-Flex, REVELATION Helix, REVELATION Helix ST and REVELATION Helix STX microcatheter systems for both mapping and ablation of atrial fibrillation, permitting us to market these products in the member countries of the European Union.

We intend to submit data in support of additional CE Mark applications. However, there can be no assurance we will be successful in obtaining or maintaining the CE Mark for any of our products, as the case may be. Failure to receive or maintain approval to affix the CE Mark would prohibit us from selling these products in member countries of the European Union, and would require significant delays in obtaining individual country approvals. No assurance can be given that we will ever obtain or maintain such approvals. If we do not receive or maintain these approvals, our business could be harmed.

In July 2003, we received a Section 40 Letter (intention to suspend a medical device license) from the Medical Devices Bureau of the Health Products and Food Branch of Health Canada. On December 1, 2003, after meeting with the Medical Devices Bureau and providing additional analysis from our current trial, we received notification from the Bureau that the medical device license would not be suspended. We may receive similar notices in the future from U.S. or foreign agencies relating to approvals previously obtained or pending regulatory submissions.

Reuse of our single-use products could cause our revenues to decline.

Although we label all of our microcatheter systems for single-use only, we are aware that some physicians potentially may reuse these products. Reuse of our microcatheter systems could reduce revenues from product sales and could cause our revenues to decline. In addition, such misuse of our products could result in personal injury and death. See “Factors Affecting Future Results—We may face product liability claims related to the use or misuse of our products.”

Difficulties presented by international factors could negatively affect our business.

A component of our strategy is to expand our international sales revenues. We believe that we will face risks in doing business abroad that we do not face domestically. Among the international risks we believe are most likely to affect us are:

•	export license requirements for our products;

•	exchange rate fluctuations or currency controls;

•	changes in the regulation of medical products by the European Union or other international regulatory agencies;

•	the difficulty in managing a direct sales force from abroad;

•	the financial condition, expertise and performance of our international distributors and any future international distributors;

•	domestic or international trade restrictions; or

•	changes in tariffs.

Any of these factors could damage our business results.

We may be unable to successfully commercialize our microcatheter products, as the industry for them is highly competitive.

The market for catheters to map and/or ablate atrial fibrillation and ventricular tachycardia is highly competitive. Several of our competitors are developing different approaches and products for these procedures. These approaches include mapping systems using contact mapping, single-point spatial mapping and non-contact, multi-site electrical mapping technologies, and ablation systems using radio frequency, ultrasound, microwave, laser and cryoblation technologies. Other companies are also developing surgical procedures that could allow physicians to perform the open-heart surgical maze procedure for the treatment of atrial fibrillation in a minimally invasive manner. If any of these new approaches or products proves to be safe, effective and cost effective, our products could be rendered non-competitive or obsolete, which would harm our business.

Many of our competitors have an established presence in the field of interventional cardiology and electrophysiology, or the study of the electrical system of the heart. These competitors include C.R. Bard, Inc. Medtronic, Inc., Boston Scientific, through its EP Technologies and Cardiac Pathways divisions, Johnson & Johnson, through its Biosense-Webster division, and St. Jude Medical, Inc., through its Daig division. These competitors have substantially greater financial and other resources than we do, including larger research and development staffs and greater experience and capabilities in conducting clinical trials, obtaining regulatory approvals, and manufacturing, marketing and distributing products. In addition, other companies are developing proprietary systems for the diagnosis and treatment of cardiac arrhythmias, including Biosense-Webster, a division of Johnson & Johnson, and Endocardial Solutions, Inc. Other companies are also developing, marketing and selling alternative approaches for the treatment of atrial fibrillation and ventricular tachycardia, including manufacturers of implantable defibrillators such as Guidant Corporation, Medtronic, Inc. and St. Jude Medical, Inc. We cannot be certain that we will succeed in developing and marketing technologies and products that are safer, more clinically effective and cost-effective than the more established treatments or the new approaches and products being developed and marketed by our competitors. Furthermore, there can be no assurance that we will succeed in developing new technologies and products that will be available before those of our competitors. Our failure to demonstrate the competitive advantages and achieve market acceptance of our products would significantly harm our business.

We license portions of our product technology from potential competitors, and the termination of any of these licenses would harm our business.

We rely on license agreements for some of our product technology from potential competitors. A license from Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, is the technological basis for our microcatheter systems for mapping and ablation. Boston Scientific Corporation currently has research efforts in the field of electrophysiology that may compete with our products. Under the Target Therapeutics license agreement we have an exclusive license under specific issued United States patents. The exclusive license from Target Therapeutics covers the diagnosis and treatment of electrophysiological disorders in areas other than the central nervous system. In addition, we have obtained a non-exclusive license to use Target Therapeutics’ technology, provided we have made a substantial improvement of such technology, for the diagnosis or treatment of diseases of the heart, other than by balloon angioplasty. The license will terminate upon the expiration or invalidation of all claims under the underlying patents. In addition, Target Therapeutics has the right to terminate the license earlier if we fail to comply with various commercialization, sublicensing, insurance, royalty, product liability, indemnification, non-competition and other obligations. Furthermore, either party can terminate the license if a material breach remains uncured for thirty days or if either party ceases to be actively engaged in its present business for a period of twelve months. The loss of our exclusive rights to the Target Therapeutics-based microcatheter technology would significantly harm our business.

In December 2000, we sold certain patents and related intellectual property pertaining to intravascular sensing and signal detection to Medtronic, Inc., which currently has research efforts in the field of electrophysiology that may compete with our products. We received a perpetual, worldwide license at no cost from Medtronic to use these patents and related intellectual property in our products for mapping and ablation of arrhythmia-causing tissue. In addition, Medtronic agreed not to sublicense the patents within our field of use to any non-affiliated party. We have also licensed a proprietary surface-coating material from another vendor used on certain of our microcatheters.

We cannot be certain that these licenses will continue to be available to us or will be available to us on reasonable terms. The loss of or inability to maintain any of these licenses could result in delays in commercial shipments until we could internally develop or identify, license and integrate equivalent technology. These delays would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to commercialize our products under development if they infringe existing patents or patents that have not yet issued.

We have conducted searches to determine whether our patent applications interfere with existing patents. Based upon these searches, we believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, because U.S. patent applications are not a matter of public record, a patent application could currently be on file that would prevent us from obtaining a patent issuance. In addition, Congress recently amended the U.S. patent laws to exempt physicians, other health care professionals and affiliated entities from infringement liability for medical and surgical procedures performed on patients. The issuance of any potentially competing patent could harm our business.

Although we have not received any letters from others threatening to enforce patent rights against us, we cannot be certain that we will not become subject to patent or intellectual property infringement claims or litigation, interference proceedings in the U.S. Patent and Trademark Office to determine the priority of inventions, or oppositions to patent grants in foreign countries. Any such claim, litigation or proceeding, regardless of the outcome, would likely require us to expend substantial defense costs and would disrupt our business. An adverse determination in litigation, interference or opposition proceedings could subject us to significant liabilities to third parties, require us to cease using important technology invalidate our intellectual property rights, or require us to license disputed rights from third parties. However, we cannot be certain that any licenses will be available to us on commercially reasonable terms or at all. Our inability to obtain such a license could materially delay the commercialization of our products, require us to expend substantial resources to design and develop alternative to the disputed technology, and otherwise harm our business. Our license with Target Therapeutics does not provide us with indemnification against claims brought by third parties alleging infringement of patent rights. Consequently, we would bear the liability resulting from such claims. We cannot be certain that we will have the financial resources to protect and defend our intellectual property; as such defense is often costly and time-consuming. Our failure to protect our patent rights, trade secrets, know-how or other intellectual property would harm our business.

If healthcare providers do not receive adequate reimbursement for procedures using our products, the market may not accept our products and our revenues may decline.

U.S. healthcare providers, including hospitals and physicians, that purchase microcatheter products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or a part of the costs and fees associated with the procedures performed using our products. The success of our products will depend upon the ability of healthcare providers to obtain satisfactory reimbursement for medical procedures in which our microcatheter systems are used. If these healthcare providers are unable to obtain reimbursement from third-party payors, the market may not accept our products and our revenues may decline.

Third-party payors may deny reimbursement if they determine that a prescribed device (1) has not received appropriate regulatory clearances or approvals, (2) is not used in accordance with cost-effective treatment methods as determined by the payor, or (3) is experimental, unnecessary or inappropriate. If we receive FDA clearance or approval, third-party reimbursement also would depend upon decisions by the United States Health Care Financing Administration for Medicare, as well as by individual health maintenance organizations, private insurers and other payors. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals may be obtained on a country-by-country basis. Many international markets have government-managed health care systems that control reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. There can be no assurance that (1) reimbursement for our products will be available domestically or internationally, (2) if available, that such reimbursement will be available in sufficient amounts in the United States or in international markets under either government or private reimbursement systems, or (3) that physicians will support and advocate reimbursement for procedures using our products. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors or changes in government and private third-party payor policies toward reimbursement for procedures employing our products would harm our business. Moreover, we are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

We cannot be certain that we will be able to manufacture our products in high volumes at commercially reasonable costs.

We currently manufacture our microcatheter systems in limited quantities for U.S. and international sales and for pre-clinical and clinical trials. However, we have limited experience manufacturing our products in the amounts necessary to achieve significant commercial sales. We expect that if U.S. sales for the PATHFINDER™ microcatheter products, REVELATION microcatheter products, and our Surgical Ablation System, increase or if we receive FDA clearance or approvals for other products, we will need to expend significant capital resources and develop additional manufacturing capacity to establish large-scale manufacturing capabilities. However, we could encounter problems related to:

•	capacity constraints;

•	production yields;

•	quality control; and

•	shortages of qualified personnel.

Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could harm our business.

Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Our operations must either undergo Quality System Regulations compliance inspections conducted by the FDA or receive an FDA exemption from such compliance inspections in order for the FDA to permit us to produce products for sale in the United States. Our facilities and manufacturing processes are subject to inspections from time to time by the FDA, the State of California and European Notified Bodies. We have demonstrated compliance with EN 46001 (ISO 13485 or ISO 9001) quality standards, as well as compliance with 93/42/EEC, the Medical Device Directive. We comply with procedures to produce products for sale in Europe. Any failure by us to comply with the Quality System Regulations requirements or to maintain our compliance with EN 46001 (ISO 13485 or ISO 9001) standards and 93/42/EEC, the Medical Device Directive, will require us to take corrective actions, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with Quality System Regulations or EN 46001 (ISO 13485 or ISO 9001) standards. There can be no assurance that we will be found in compliance with the Quality System Regulations by regulatory authorities, or that we will maintain compliance with EN 46001 (ISO 13485 or ISO 9001) standards in future audits. Our failure to comply with state or FDA Quality System Regulations, maintain compliance with EN 46001 (ISO 13485 or ISO 9001) standards, or develop our manufacturing capability in compliance with such standards, would have a material adverse effect on our business, financial condition and results of operations.

Our facilities and manufacturing processes have undergone a successful annual surveillance audit by the European Notified Body in November 2002 and a pre-PMA inspection in December 2003. In November 2000 and in January 2003, the FDA conducted an inspection of our quality system, which we successfully passed. There is no assurance that our manufacturing facilities will continue to meet such compliance audits and will maintain such compliance standards.

If our sole-source suppliers are unable to meet our demands, our business results will suffer.

We purchase certain key components for some of our products, from sole, single or limited source suppliers. For some of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the numerous components used in our products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure to obtain alternative vendors for any of the numerous components used to manufacture our products would limit our ability to manufacture our products. Any such limitation on our ability to manufacture our products would cause our business results to suffer.

We may face product liability claims related to the use or misuse of our products.

We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. We currently have general liability insurance with coverage in the amount of $1.0 million per occurrence, subject to a $2.0 million annual limitation. We have product liability insurance with coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million annual limitation. We cannot be certain that such coverage will be adequate or continue to be available to us on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under our policies. Although we label our microcatheter products for single-use only, we are aware that some physicians are re-using such products. Moreover, despite labeling our microcatheters for diagnostic use only, we believe that physicians are using such mapping microcatheters for ablation. Multiple use or “off-label” use of our microcatheters could subject us to increased exposure to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against us, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

Our stock may be delisted from Nasdaq and may become subject to penny stock rules, which may make it more difficult for investors to sell their shares and may lead to financial penalties under certain of our agreements.

Currently, our common stock trades on the Nasdaq SmallCap Market. We cannot assure you that we will be able to maintain our listing on Nasdaq or any other established trading market. Among other things, Nasdaq has considerable discretion with respect to listing standards, which include qualitative criteria as well as quantitative criteria, such as minimum stock price requirements, some of which are out of our control. Among other things, Nasdaq listing rules provide that if the closing bid price of a company’s stock is below $1.00 for more than thirty (30) consecutive trading days, the company faces possible delisting. We have faced possible delisting from Nasdaq in the past and may receive notices of potential delisting in the future. For example, the NASD advised us that beginning on April 9, 2001, our common stock would no longer be listed on the Nasdaq SmallCap Market. We appealed the NASD’s decision, met the continued listing requirements and on June 7, 2001, the NASD notified us that our common stock would continue to trade on the Nasdaq SmallCap Market.

In addition, due to our stock trading below $1.00 per share over various periods, we have received notices from the NASD that our stock could be delisted if its closing bid price did not equal or exceed $1.00 per share for at least ten consecutive trading days before a date specified by the NASD. For example, we received such a notice on October 28, 2002, but because the closing bid price of our common stock remained equal to or greater than $1.00 per share for more than ten consecutive trading days as of January 23, 2003, on January 29, 2003, we received affirmative notification from the NASD that we had regained compliance with Rule 4310(c)(4), and that the matter was therefore closed.

Subsequently, on July 22, 2003, we received another notification from the NASD that our common stock had closed below the minimum $1.00 per share required for continued inclusion on the Nasdaq for a period of more than thirty consecutive trading days. In its notification, the NASD informed us that we had 180 calendar days, or until January 12, 2004, to comply with NASD Marketplace Rule 4310(c)(4). In order to comply with this rule, the NASD indicated that the bid price of our common stock must close at $1.00 per share or more for a minimum of ten consecutive trading days at any time before January 12, 2004. On October 14, 2003, we were was notified by the NASD that we regained compliance with Nasdaq Marketplace Rule 4310(c)(4), because the closing price of our common stock had been at $1.00 per share or greater for at least ten consecutive trading days.

We cannot assure you that we will be able to maintain our listing on the Nasdaq SmallCap Market. Delisting would have material and adverse effects on our business and the value of your investment. If our common stock were to be delisted from Nasdaq SmallCap Market, our common stock would be considered a penny stock under regulation of the Securities and Exchange Commission and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities.

In addition, the purchase agreements signed in connection with the December 31, 2002 and the January 22, 2003 closings of our private placement provide that if at any time during the two year period beginning on the respective closing dates of that placement our common stock is delisted from the Nasdaq National SmallCap Market for any reason, the investors shall receive an amount in cash equal to 1.5% of the aggregate purchase price of all shares and warrants purchased under those agreements for each month or portion thereof from the date of such delisting until our common stock is again listed on the Nasdaq National SmallCap Market. We may incur other substantial liabilities under the terms of other financings, if our common stock is delisted.

We are dependent upon our key personnel and may need to hire additional key personnel in the future.

Our ability to operate successfully depends in significant part upon the continued service of certain key scientific, technical, clinical, regulatory and managerial personnel, and our continuing ability to attract and retain additional highly qualified personnel in these areas. Competition for such personnel is intense, especially in the San Francisco Bay Area. We cannot be certain that we can retain such personnel or that we can attract or retain other highly qualified scientific, technical, clinical, regulatory and managerial personnel in the future, including key sales and marketing personnel.

We derive a portion of our revenues from the sale of our products in the European Union. The adoption of the Eurodollar presents uncertainties for our international business.

All European countries that are part of the European Monetary Union, or EMU, began operating with the new “Euro” currency in 2002. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace in general. In particular, as a portion of our sales revenue is derived from sales to EMU countries, the adoption by these participating countries of a single currency could result in greater price transparency, making the EMU a more competitive environment for our products. We have assessed the effect the introduction of the Euro could possibly have on our internal accounting systems and potential sales of our products. Recently, we have routinely updated our accounting and financial software, which included appropriate accounting for foreign currencies, including the Euro. This issue and its related costs could have a material adverse effect on our business, financial condition and results of operations.

We do not intend to pay cash dividends on our stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain future earnings for reinvestment in our business.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Among other factors contributing to the potential volatility of our stock price, additional sales of our common stock in the public market, or the perception that such sales could occur, could cause the market price of our common stock to decline.

Delaware law, our corporate charter and bylaws and our stockholder rights plan could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control of our company. These provisions include:

•	the ability of the board of directors to alter our bylaws without stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to five million shares of preferred stock with rights set by the board of directors, which rights could be senior to those of our common stock; and

•	the elimination of the rights of stockholders to act by written consent.

Each of these provisions could discourage potential takeover attempts.

In May 2002, we adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock on May 21, 2002. Each right, when exercisable, entitles the registered holder to purchase from us one one-hundredth of a share of a new series of preferred stock on the terms stated in our rights plan. The rights will generally separate from the common stock and become exercisable if any person or group acquires or announces a tender offer to acquire 15% or more of our outstanding common stock without the consent of our board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our stockholder rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our board of directors. In addition, we are governed by provisions of Delaware law that may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us.

These provisions in our charter, bylaws and rights plan and under Delaware law could discourage takeover attempts that our stockholders would otherwise favor, or otherwise reduce the price that investors might be willing to pay for our common stock in the future.

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated by reference contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. You can identify these forward-looking statements by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “potential,” “continues,” “will,” “may,” “should,” or the negative of such terms or other similar expressions. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or financial condition; and (3) state other “forward-looking” information. These statements are not guarantees of future performance. There may be events in the future that we are not able to predict accurately or over which we have no control. For a discussion of the risks that may cause actual results and performance to differ from those expressed or implied in our forward-looking statements, see “Risk Factors.” These forward-looking statements speak only as of the date of this prospectus, and we disclaim any obligation to update them. We urge you not to rely on these forward-looking statements. You are advised, however, to consult any further disclosures we make on related subjects in our current reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. Assuming the full exercise by the selling stockholders of all warrants, we will receive approximately $1.345 million in gross proceeds from the exercise of warrants whose underlying shares are registered for sale hereunder. The warrants will become subject to “cashless exercise” whereby the exercising party may use the shares issuable upon exercise of the warrant in payment of the exercise price if this registration statement does not become effective and available for the resale of the underlying warrant shares one year after the initial issuance of the warrants. Although we have not yet formulated a specific plan, we intend to use a significant portion of the proceeds from any exercise of the warrants for working capital, including, without limitation, in connection with our Phase III trial for the treatment of atrial fibrillation, our efforts to obtain FDA approval, planned marketing efforts, expansion of sales efforts and other general corporate purposes as our Board of Directors may determine. All proceeds from the sale of the common stock under this prospectus will be for the account of the selling stockholders, as described below. See “Selling Stockholders” and “Plan of Distribution” below.

ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS

On December 19, 2003, we sold by means of a private placement 3,583,327 shares of our common stock at a price of $0.87 per share for gross proceeds of approximately $3,117,000. In addition, we issued to the investors warrants to purchase 1,074,993 shares of our common stock at an exercise price of $0.957 per share. The warrants will be exercisable beginning on June 19, 2004 and will be reduced on a share-for-share basis to the extent that an investor sells our common stock or other securities during the six (6) month period between the closing and June 19, 2004. We may redeem the warrants for a price of $0.001 per share of common stock if the average closing price per share of our common stock has been at least $1.74 (as adjusted for subsequent stock splits and the like) for fifteen consecutive trading days during a period ending within five business days of the date that we give notice of the redemption to the record holders of the warrants and certain other conditions are met. We paid to the parties that acted as our agents in connection with this private placement a total of $218,225 in cash and issued to the agents warrants to purchase 303,608 shares of our common stock at an exercise price of $0.957 per share and warrants to purchase 20,689 shares of our common stock at an exercise price of $1.2375 per share.

This prospectus covers the resale by the selling stockholders of up to 4,982,617 shares, which includes 3,583,327 shares of our common stock which are issued and outstanding and 1,399,290 shares of our common stock underlying warrants.

We issued all of the securities under an exemption from the registration requirements of the Securities Act of 1933. All of these securities are restricted until we register them under this prospectus. We agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares issued or issuable to each selling stockholder. Our agreement requires us to use commercially reasonable efforts to cause this registration statement to remain effective until the earlier of (a) the date on which each selling stockholder’s shares could be sold without volume restrictions pursuant to Rule 144 of the Securities Act of 1933 or (b) such time as all the common stock offered by this prospectus have been sold. We also agreed to indemnify each selling stockholder for claims made against them arising out of, among other things, statements made in this registration statement.

INCOME TAX CONSIDERATIONS

You should consult your own tax advisor about the income tax issues and the consequences of holding and disposing of our common stock.

SELLING STOCKHOLDERS

The following table sets forth information as of January 15, 2004, with respect to the number of shares of common stock owned by each of our stockholders selling under this prospectus. Other than (i) CDC Securities LLC, (ii) J.P. Carey Securities, Inc., and (iii) Lane Capital Markets, which served as placement agents in connection with our recent placement, none of the selling stockholders has had a material relationship with us within the past three years, other than as a result of the ownership of shares or other securities. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer some or all of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares.

Selling Stockholder	Shares of Common Stock Beneficially Owned As of the Date Hereof	Number of Shares Registered for Sale Hereby	Shares of Common Stock Beneficially Owned After the Sale of Common Stock	Percentage of Common Stock Held After Sale of Common Stock

Silver Oak Investments (1)	1,729,546	1,494,252	235,294	*

Magellan International Ltd. (2)	747,125	747,125	—	*

Spectra Capital Management, LLC. (3)	654,347	597,701	56,646	*

JRSQUARED LLC (4)	607,173	448,275	158,898	*

ITF Mauritius, Ltd. (5)	585,000	325,000	260,000	*

Stonestreet LLP (6)	554,207	448,275	105,932	*

Ellis International, Ltd. (7)	149,424	149,424	—	*

Pogue World Fund, Ltd. (8)	229,067	112,067	117,000	*

John W. Tanner & Jacqueline P. Tanner, Joint Tenants (9)	74,712	74,712	—	*

PAM Investments, Ltd. (10)	74,712	74,712	—	*

John D. Lane (11)	74,712	74,712	—	*

Charles D. Kleinow (12)	154,355	37,355	117,000	*

DB Securities Inc., Trustee FBO Susan K. Rho, R-IRA (13)	79,355	37,355	42,000	*

Mai N. Pogue & Gerald A. Pogue Joint Tenants (14)	154,355	37,355	117,000	*

CDC Securities (15)	380,707	265,893	114,814	*

J.P. Carey Securities, Inc. (16)	461,501	20,689	440,812	*

Lane Capital Markets, LLC (17)	65,840	37,715	28,125	*

*	Represents less than one percent.
(1)	Includes 344,827 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 235,294 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $1.25.
(2)	Includes 172,413 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957.

(3)	Includes 137,931 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 56,646 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.728.
(4)	Includes 103,448 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 158,898 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.779.
(5)	Includes 75,000 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 60,000 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.779.
(6)	Includes 103,448 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 105,932 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.779.
(7)	Includes 34,482 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957.
(8)	Includes 25,861 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 27,000 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.779.
(9)	Includes 17,241 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957.
(10)	Includes 17,2410 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957.
(11)	Includes 17,241 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957.
(12)	Includes 8,620 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 27,000 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.779.
(13)	Includes 8,620 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 12,000 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.779 issued to Susan K. Rho.
(14)	Includes 8,620 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 27,000 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.779.
(15)	Includes 265,893 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957 and 114,814 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.838.
(16)	Includes 20,689 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $1.2375, 350,401 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $1.10, 31,780 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.81 and 58,631 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.72.
(17)	Includes 37,715 shares of common stock underlying unexercised warrants to acquire our common stock at a price per share of $0.957.

PLAN OF DISTRIBUTION

The selling stockholders and any of their assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements and schedules included in our Annual report on Form 10-K for the year ended December 31, 2002, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). This information can be accessed via a Web site maintained by the SEC (http://www.sec.gov). Copies of the material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

This prospectus is a part of a registration statement we filed with the SEC. This registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For more information about us and our common stock, you should read the registration statement and its exhibits and schedules. Copies of the registration statement, including its exhibits, may be obtained from the SEC’s principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, may be examined without charge at the offices of the SEC, or may be accessed via a web site maintained by the SEC (http://www.sec.gov).

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

(a) Our Annual Report on Form 10-K for the year ended December 31, 2002, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

(b) The Proxy Statement for our 2003 Annual Meeting of Stockholders, including any amendments or reports filed for the purpose of updating any or such reports, statements or descriptions;

(c) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2003, and on Form 10-Q/A for the quarter ended June 30, 2003, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions;

(d) The description of our common stock set forth in the registration statement on Form 8-A filed on April 23, 1997, including any amendment thereto or report filed for the purpose of updating such description;

(e) The description of our Series A Participating Preferred Stock set forth in the registration statement on Form 8-A filed on May 22, 2002, including any amendment thereto or report filed for the purpose of updating such description; and

(f) Our Reports on Form 8-K filed on January 6, April 14, May 9, July 2, July 8, August 15, August 25, September 19, October 14, October 15, October 24, November 5, November 13, December 1, December 5, December 24 and December 30, 2003, and January 21, 2004, and Report on Form 8-K/A filed on January 29, 2003, including all material incorporated by reference therein and any amendments or reports filed for the purpose of updating any of such reports, statements or descriptions.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part of this registration statement from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus (other than exhibits to these documents unless the exhibits are specifically incorporated by reference into those documents). Requests should be submitted in writing or by telephone at (510) 354-0300 to Cardima, Inc., at our principal executive offices, 47266 Benicia Street, Fremont, California 94538, Attention: Sylvia Ward, Corporate Controller.

4,982,617 Shares

CARDIMA, INC.

Common Stock

PROSPECTUS

February     , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by Cardima in connection with the sale and distribution of the common stock being registered. Selling commissions, brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq SmallCap Market listing fee.

Amount
SEC registration fee	$500.00
Accounting fees and expenses	$5,000.00
Legal fees and expenses	$50,000.00
Registrar and transfer agent’s fees	$2,500.00
Nasdaq listing fee	$16,000.00
Miscellaneous fees and expenses	$3,000.00

Total	$77,000.00

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, the “Delaware GCL,” permits our board of directors to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of ours, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). The Delaware GCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

Article IX of our Amended and Restated Certificate of Incorporation and Article VII, Section 6 of our Bylaws, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law.

In addition, we have entered into separate indemnification agreements with our directors and officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16. Exhibits

Exhibit Number		Description of Document
5.1	*	Opinion of Pillsbury Winthrop LLP

10.1	*	Securities Purchase Agreement, as amended on December 19, 2003

10.2	*	Form of Investor Warrant

10.3	*	Placement Agent Warrant to purchase 265,893 shares of common stock

10.4	*	Placement Agent Warrant to purchase 37,715 shares of common stock

10.5	*	Placement Agent Warrant to purchase 20,289 shares of common stock

10.6	*	Registration Rights Agreement.

23.1		Consent of Ernst & Young LLP, Independent Auditors.

23.2	*	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

*	Previously filed.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We hereby undertake:

(1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act which is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3, and have duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, February 9 , 2004.

CARDIMA, INC.

By	/s/ GABRIEL B. VEGH
Gabriel B. Vegh
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ GABRIEL B. VEGH Gabriel B. Vegh	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 9, 2004

/s/ BARRY D. MICHAELS Barry D. Michaels	Interim Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 9, 2004

* Jesse D. Erickson	Director	February 9, 2004

* Rodolfo C. “Tino” Quijano, Ph.D.	Director	February 9, 2004

* Phillip C. Radlick, Ph.D.	Director	February 9, 2004

* Lawrence J. Siskind	Director	February 9, 2004

*By: /s/ BARRY D. MICHAELS Barry D. Michaels Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description of Document

5.1	*	Opinion of Pillsbury Winthrop LLP

10.1	*	Securities Purchase Agreement

10.2	*	Form of Investor Warrant

10.3	*	Placement Agent Warrant to purchase 265,893 shares of common stock

10.4	*	Placement Agent Warrant to purchase 37,715 shares of common stock

10.5	*	Placement Agent Warrant to purchase 29,689 shares of common stock

10.6	*	Registration Rights Agreement.

23.1		Consent of Ernst & Young LLP, Independent Auditors.

23.2	*	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

*	Previously filed.